STOCK AGREEMENT – PUBLIC COMPANY

CR # _Zigler 3677_

Agreement made this _12 July 2010__ by and between _Kalex Corp._ , corporation (hereinafter "Seller") and Bruce Zigler, a resident of the state of New York. (hereinafter "Zigler"):

IT IS HEREBY AGREED AS FOLLOWS:

1   TRANSFER OF ASSETS PURCHASE PRICE
   1.1 At the Closing referred to in Section 3.1, Seller shall sell to Zigler and Zigler shall purchase, the Stock as listed on Exhibit A (hereinafter the "Stock" or "Shares").
   1.2 As full consideration for the Stock, Zigler shall issue to Seller cash equivalent media credits (hereinafter the "Credits"), in the aggregate amount of _Fifteen million_ Dollars ($15,000,000) to purchase media and services to be selected by Seller as provided in Section 4 (See Addendum A-C).

2   REPRESENTATION AND WARRANTIES
   2.1 Zigler represents and warrants that (I) he is a resident of the State of New York; (ii) he has full power and authority to enter into and perform this Agreement in accordance with its terms; (iii) the execution, delivery and performance of this Agreement by Zigler have been duly authorized by Zigler; and iv) this Agreement is a valid and binding obligation of Zigler, enforceable in accordance with its terms.
   2.2 Seller represents and warrants that (I) it is a corporation duly organized, validly existing and in good standing under the laws of __Delaware__ , (ii) it has full power and authority to enter into and perform this Agreement in accordance with its terms; (iii) the execution, delivery and performance of this Agreement by Seller have been duly authorized by all requisite corporate action of Seller; (iv) this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, and (v) Seller has, and at the Closing Zigler will obtain, good and marketable title to all of the Stock, free and clear of any claims, liens or encumbrances, whether not actually delivered to Zigler. Seller agrees to indemnity Zigler and to litigate all claims against Zigler at Seller's expense which concern Seller's good and marketable title to all of the Stock.
   2.3 Seller represents, warrants and agrees that (I) no consent of any person or entity, including any lender, secured or unsecured, is required in order for Seller to effectuate the transaction contemplated, hereunder. Seller agrees that Zigler will not suffer any financial harm from Seller's failure to obtain consents and further agrees to indemnify Zigler, as well as litigate on behalf of Zigler at Seller's expense to insure that Zigler will not suffer any harm from the failure to obtain any consent.
   2.4 Zigler if in the event of holding publicly traded shares shall have the right to sell the Stock using the Seller's name or any other trade name attributed to the Stock by Seller. If the Seller Stock is unlisted and not for public sale, Zigler does reserve the right to sell its Stock.

3   CLOSING
   3.1 The closing (the "Closing") under this Agreement shall be considered to have occurred, whether in person or not, when both parties are in possession of a copy of this Agreement executed by the other party.
   3.2 At the Closing, Seller shall deliver to Zigler a Bill of Sale in the form of Exhibit B conveying the Stock for the requisite number of shares being purchased by Zigler.

INITIALS

4   AVAILABITLY OF CREDITS

4.1 Not less frequently then every one hundred eighty (180) days, Zigler shall deliver to Seller orally or by written material describing the media and services that can then be purchased by Seller for credits or, for a combination of free trading shares and/or cash and credits, if so requested by Seller. This description may or may not be for media and services (the services are those activities as described in Addendum A-C) previously submitted to Seller by Zigler. Such media and services shall include any media and services which Zigler makes available to any third party.

4.2 Zigler will deliver to Seller media which includes newspapers, radio and television as more fully described in addendum A-C, attached. The rate card value of all media received measured by the actual rate card of the media, the general rates charged for similar media, by the standard rate and data will be charged against seller's credits.

4.3 Zigler shall deliver to Seller, upon request, a semi-annual statement indicating (i) the amount of each credits used by Seller to purchase media and services that period, and (ii) the aggregate amount of credits still available to Seller as of the end of that period.

4.4 Any credits not utilized before 1 December 2015, shall expire on that date, and Zigler shall have no further obligation under this Agreement; provided, however, that Seller may solely at its option extend this Agreement CR #Zigler 3677, to year ending 1 December 2020.

4.5 The Media and services offered by Zigler for credits (or for a combination of cash and credits) under this Agreement are subject to prior sale/or withdrawal without notice.

4.6 Seller acknowledges that it has thoroughly reviewed the media and services that are available to it through this Agreement. Seller therefore represents that is fully informed of all aspects of the media and services purchased hereby. Seller further acknowledges that is has evaluated the advantages and risks of the undertaking contemplated by, and with regard to the media and services made available to it through, this Agreement and that it has consulted its own accountants, and legal advisors, if it so chose, in making its evaluation.

5   ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 The title to, and right to receipt of the Stock shall vest in Zigler upon the Closing, and all risk of loss passes upon the transfer of possession of the Stock. Seller and Zigler acknowledge that as of the date of this Agreement Seller is not currently able to issue the full amount of the Stock due Zigler under this Agreement. Seller shall take all necessary actions within six (6) months of the Closing so that Zigler may obtain the Stock in the amount due him, when as, and if requested by him for it to be issued, pursuant to the terms of this Agreement.

5.2 Notwithstanding the foregoing, Zigler will not request, nor will Zigler receive, shares of the Stock from the Seller so that Zigler will be in possession of more than nine and ninety-nine one hundredths percent (9.99%) of the outstanding common shares of Seller at any time.

6   MISCELLANIOUS

6.1 All or any portion of the credits may be assigned by Seller only to a subsidiary, parent or controlled affiliate without the consent of Zigler. If all or any portion of the credits are assigned under this Section 6.3 all references to Seller shall, where appropriate, be deemed to refer to the assignee of the credits. No assignment of credits can be effected by Seller, except as set forth in the Section 6.3 unless Zigler shall have given his prior written consent, which shall not be unreasonably withheld. It is agreed that if Zigler, or his assignee, shall withhold written consent to a proposed transfer by reason of the transferee conducting a business in competition with Zigler, or his assignee, such consent shall be deemed to be reasonable withheld.

INITIALS

6.2 Zigler may assign this Agreement and his rights and obligations hereunder to an entity and upon such assignment, Zigler is relieved of all obligations and liability for the performance of any obligations due under this Agreement

6.3 If either party to this Agreement shall consider the other in default of its obligations hereunder, such party may not be entitled to pursue either rights or remedies provided under this Agreement or by law unless and until (i) it shall have served a notice of default and demand for cure upon the defaulting party which shall have had a period of one hundred eighty (180) days from the date of its receipt of the aforesaid default notice to cure and correct the alleged default or compromise the dispute to the satisfaction of all parties.

6.4 This Agreement may be executed in any number of counterparts, including originally signed copies, facsimile copies with signatures, and scanned copies with signatures sent electronically. All of the foregoing shall be deemed a fully effective and legally enforceable original, but all of which together shall constitute one and the same instrument

6.5 All notices and other communications under this Agreement shall be in writing and shall be considered given when delivered personally or mailed by registered or certified mail, return receipt requested, to the parties at the following addresses (or at such other address as a party may designate by notice to the other):

IF TO SELLER:
Arnold F. Sock, Esq., President
Kalex Corp.
350 Fifth Avenue 59th Floor
New York, NY 10018-5900
Phone: 347-719-0059

WITH A COPY TO:
Michael Ference, Esq.
61 Broadway 32nd Floor
New York, NY 10006.
Phone:212-930-9700

IF TO TRANSFER AGENT:
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: 212-509-4000

IF TO BUYER:
Bruce Zigler, CPA
60 East 42nd Street Suite 1760
New York, NY 10165
212-697-2410

WITH A COPY TO:
Leonard Isaacson, Esq.
Feder Kasovitz, LLP
845 Third Ave.
New York, NY 10022
212-888-8200

INITIALS

6.6 This Agreement shall be governed by and construed in accordance with the laws of the state of New York applicable to agreement made and to be performed in New York.

6.7 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

6.8 Any dispute or controversy arising under or in connection with this Agreement shall be settled only by arbitration to be held in the City of New York in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction, of the New York Courts for this purpose. Zigler will use his best efforts to keep complete records of the sale of Stock transactions, including contracts of sale, bills of sale, receipts, correspondence, copies of checks, etc.

6.9 Neither party shall be deemed to be the preparer of this document.

6.10 All faxed copies are to be deemed as originals

Kalex Corp.,
By its President,



ARNOLD F. SOCK, President

Bruce Zigler,
By and for himself,



Bruce Zigler

There is no Exhibit A.

EXHIBIT "B"

BILL OF SALE

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the Agreement executed by Kalex Corp. ("Seller") and Bruce Zigler ("Zigler") on 12 July 2010, Seller sells, transfers and conveys unto Zigler, or his assigns or designees all right, title and interest, free and clear, and unencumbered, the Consideration described on Exhibit A attached hereto and by this reference made a part hereof ("Stock"), (ii) Seller warrants and represents to Zigler that Seller is the owner of the Stock transferred hereby and that Seller has good and marketable title hereto free and clear of all liens, encumbrances, creditor's right, consignments, agreement and trust agreement; the Seller has full rights, power and authority to convey the Stock and that Seller will indemnify Zigler for any actual damages including reasonable attorney's fees incurred by Zigler as a result of Seller's failure to transfer possession and unencumbered title to the Consideration to Zigler. Notwithstanding the foregoing, in the event cannot deliver the Consideration to Seller as of the date of this Bill of Sale, Seller may deliver the irrevocable right to receive the Consideration.

EXHIBIT A to the BILL OF SALE

CONSIDERATION	QUANTITY	TOTAL
Shares of restricted common stock / Sixty Million (60,000,000) Shares @ $0.25 each / $15,000,000.00		

TOTAL PURCHASED: Fifteen Million Dollars ($15,000,000.00) in cash equivalent Media.

Kalex Corp. shall issue Sixty Million (60,000,000) of its common shares to Zigler, as and when requested by Zigler, in conformity with the terms of the Stock Agreement – Public Company of even date with this Bill of Sale, and as may be issued by Kalex Corp. consistent with its ability to issue common shares. Kalex Corp. shall take all actions necessary to issue up to Sixty Million (60,000,000) of its common shares to Zigler pursuant to this Bill of Sale and in conformity with the Stock Agreement-Public Company. The Shares are subject to Rule 144 and/or 144K, as applicable.

Although Kalex Corp. is unable to issue Sixty Million (60,000,000) of its common shares pursuant to this Bill of Sale at this time, Kalex Corp. grants to Zigler the irrevocable right to receive Sixty Million (60,000,000) Kalex Corp. common shares, which right and shares were paid for in full on July 12, 2010. Kalex Corp. will be amending its Articles of Incorporation to be able to issue the Shares within six (6) months of the date of the Agreement.

In the event of a reverse split, Zigler shall receive additional shares in an amount sufficient for Zigler to have received 60,000,000 shares, less any shares Zigler has already received.

Acknowledgement of the Bill of Sale and binding Kalex Corp. thereby,
Kalex Corp.,
By its President,



Arnold F. Sock, President

Exhibit "A-1"

 

1. The shares will be fully paid and non-assessable and will be transferred to Zigler free and clear of any and all liens or encumbrances, except such restrictions as may be imposed by the Securities Act of 1933, as amended, in making any sale or other transfer of the shares. Seller acknowledges that Zigler is not now, nor will be as the result of this transaction, an affiliate of Seller.
2. There has been no representation by Zigler to Seller that this exchange complies with the Security Act of 1933, as amended, or with other State or Federal regulation(s) governing the sale, exchange or transfer for securities. Rather, Seller is a sophisticated business organization and has relied upon its own advice of counsel, and makes the election to participate in this exchange or its common stock for Zigler credits and other consideration, the receipt for which is mutually acknowledged, as its free and voluntary act. Each party hereto relies upon its own advice of counsel, after full study and deliberation, and not upon representations made by the other party, that this exchange complies with all relevant Laws or regulation of the exchange of securities.
3. If Seller shall file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, Zigler shall immediately be informed of this act of registration in writing and Zigler shall have the right to include the Shares in such registration statement, all at Sellers, expense. Zigler does now hereby exercise this right to be so included.
4. If any stock dividends are paid to Zigler, then all such dividends paid shall be credited in favor of Seller to reduce any outstanding balance owed by Seller to Zigler under the terms of this Agreement, if any.

ADDENDUM A-B

1. Zigler reserves the right to request from the Seller a current copy of its latest 10Q and 10K if applicable, and will provide Zigler with a copy of its most recent audited and/or unaudited Financials and Annual Report, plus the list of names, addresses, telephone, and email information for all legal advisors, accountants, and auditors.
2. Seller will footnote its Annual Report and Financial Statements commenting on this Agreement. Seller 10Q and 10K filing if and when required, will include all information regarding this Agreement.
3. Seller filing for protection under the bankruptcy code or ceasing to function in its present form or not fully performing each and every condition in this Addendum A- B of CR # Zigler 3677 , shall constitute a material breach of this Agreement. All shares purchased and all funds received by Zigler shall remain the exclusive property of Zigler, as the original inducement of Zigler to enter into this Agreement CR # Zigler 3677 and for granting an exclusive whereby Zigler will not directly solicit other competing companies or companies in the same or similar business as Seller so long as this Agreement CR # Zigler 3677 remains valid and the contract has been performed by Seller as specified.
4. Time is of the essence regarding the performance of each and all of the above conditions. Failure to follow each and every condition in this Addendum, and the entire Agreement, within the stated time frame is a material breach. All shares purchased and any funds received by Zigler from Kalex Corp. , shall remain the exclusive property of Zigler, free and clear of any encumbrances or restrictions, except those imposed by law (e.g. Rule 144), as the original inducement for Zigler to enter into this Agreement.
5. Kalex Corp. guarantees that the company will furnish Zigler with its attorney's opinion allowing Zigler to sell its shares under SEC Rules 144 if Zigler should so choose. In addition, the Shares must be registered for sales as "free trading stock" along with any registration of the common shares of Kalex Corp.

INITIALS

6. Zigler maintains the unilateral right to repurchase all remaining cash equivalent media credits not yet used by Seller in a manner and form and at a price that must be mutually agreed upon.
7. The attached Addendum A-C is a part of this Agreement between Zigler and Seller.

ADDENDUM A-C

Zigler will deliver a total of Fifteen Million Dollars and no cents ($15,000,000) worth of media consisting of either syndicated newspaper, radio and TV features or any or all three being offered to __ Kalex Corp.____ using the industry standard advertising rates currently utilized by each individual media or Standard Rate and Data.

Kalex Corp.__ will have the option to choose at its discretion the balance of print and radio and TV media features being offered. The expected exposure values are stated in the paragraphs below assuming that Kalex Corp. chooses to utilize a balanced mixture of print and radio features. These exposures values are not guaranteed numbers, but are based upon current average results displayed over the selected time frame for illustrative purposes. They do not factor in media campaign ramp up times, or the fact that the print features will continue to run or play up to eighteen months after the last feature is distributed.

Newspaper features

The newspapers features will be specifically about your company and distributed to 10,000 daily and weekly newspapers, news and wire services. Services will include: feature consultation and development, writing and editing, printing, delivery, distribution clippings and readership reports including comparable advertising space value reports. You will have final approval on all copy. The cost of these services must be compensated with additional stock or cash, whichever Seller can arrange and chooses.

These services include your features being distributed on computer disks, by direct electronic feed and in a hard copy camera-ready format. Clipping reports beginning approximately ten (10) weeks after media pick up; these reports will continue to be sent on a monthly basis for one (1) calendar year from delivery (date featured was distributed).

Newspaper Distribution Guarantee. When and if requested, Media placement is subject to the individual discretion of the media outlet used. Each print feature chosen by Seller shall receive placement in at least one hundred (100) newspapers.

Radio Features

When and if requested, radio features will be features specifically about Kalex Corp., or its products or services. Scripts would be written radio professionals and read by radio professionals..

Radio Features usually consist of two 30-second scripts under one heading written to Seller's approval. Seller has final approval on all radio features.

Radio Distribution Guarantee. When and if requested, placement is subject to the individual radio stations' discretion. Any feature chosen by Seller shall receive placements on at least one hundred (100) radio stations.

___Kalex Corp.___, acknowledges that it has evaluated the advantages and risks of this undertaking and has consulted its own accountants, and legal and advertising advisors and confirms that its expectations can be realized within the period set forth herein.

Television Distribution Guarantee. When and if requested, television shall receive placements on at least one hundred (100) television stations.

In consideration of Media Campaign

Zigler acknowledges that the restricted securities received in consideration for services provided by this agreement may or may not have any further or current market value, but for computational ease Zigler agrees to accept the Stock valuation defined in this Agreement as the value of the Stock.

The "Stock Terms" as outlined herein shall govern the Stock. Fulfillment of this agreement by Zigler is conditional on the receipt of all payments and service charge owed in the specified time frame. Failure to pay as agreed may trigger a default as per the included "Default Provisions". All media will have a shelf-life according to the dates in the contract. Media unused during the life of the Agreement will be expunged, unless extended by Zigler.

Stock Terms

The shares of Stock specified which is the consideration for the media credits are to be issued upon the request of Seller within fifteen business days from the request of Seller, but not before they are available to be issued.

Registration Provisions

When and if applicable the Shares issued to Zigler come with piggyback registration rights for any registration statement filed from the date of execution of this agreement with respect to all Shares mentioned in this agreement. ___Kalex Corp.___ shall give prompt written notice to Zigler of any intended registration and will automatically include written notice of registration. In the event that Kalex Corp.___ does not register the Shares, when and if required, pursuant to the terms of this Agreement, or if the Shares are eligible for sale pursuant to Rule 144 and ___Kalex Corp.___ does not provide all required documents such as its counsel's opinion letter to remove any restrictions within one week of written request from Zigler, ___Kalex Corp.___ shall pay Zigler as liquidated damages in cash an amount equal to fifteen percent (15%) of the total value of this Agreement, being Fifteen Million Dollars ($15,000,000), such payment shall be made no later than the first business day of the following calendar month in which such failure occurs. Furthermore, _Kalex Corp._ agrees to accept and hereby represents to its transfer agent as valid, an opinion letter from Ziegler's counsel regarding stock status, when such letter is in full compliance with the requirements of such letters as required by the Kalex Corp. transfer agent in the transfer agent's sole discretion. This agreement may be shown to transfer agent who shall consider it a formal request, as well as direction from _Kalex Corp._, to prepare and to deliver to Zigler the Shares without any restriction against sale. _Kalex Corp._, acknowledges that Zigler is not now, nor will he be as the result of this transaction, an affiliate of_Kalex Corp._

Default Provisions

Any default by _Kalex Corp._ in the payment of any amount when due under this Agreement or any failure to timely review and approve media supplied by Zigler, or his agents, shall entitle Zigler to place a hold on all work specified in this Agreement, at its sole option, to terminate this Agreement upon Thirty (30) days written notice and declare this agreement null and void. No media placement will be distributed unless all required payments have been received by Zigler in the time frame specified.

Zigler shall not be in default as result of any delays in services that are directly or indirectly the result of actions of __Kalex Corp.__ or failure to act on the part of __Kalex Corp.__ such as failure to approve copy submitted for distribution in a reasonable yet timely manner, or failure to submit materials periodically (at least monthly during an information dissemination program) to Zigler for distribution in a reasonable, timely manner, or failure to submit materials periodically (at least monthly during an information dissemination program) to develop features.

This Agreement contains a complete statement of the total understanding and all the arrangements between the parties with respect to its subject matter and supersedes all previous agreements, presentations and all other material and information written or oral, between these parties concerning the subject matter herein and cannot be revised, modified, or terminated orally. Both parties to this Agreement agree that there are no representation, warranties or agreements, written or oral, upon which they have relied, other than those set forth specifically in this agreement.

Anti-Dilution

Under no consideration is the amount of stock held by Zigler Inc in Kalex Corp. or the percentage of Kalex Corp. held by Zigler to be diluted without the prior written approval of Zigler.

Kalex Corp.,   Bruce Zigler,
By its President,   By and for himself,

   

_____   _____
ARNOLD F. SOCK, President   Bruce Zigler